SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                           INFORMATION TO BE INCLUDED
                               IN STATEMENTS FILED
                            PURSUANT TO RULE 13d-1(a)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)


                                 NaviSite, Inc.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)

                                    63935M109
                                 (CUSIP Number)

                                 Greg Underwood
                          ClearBlue Technologies, Inc.
                          100 First Street, Suite 2000
                         San Francisco, California 94105
                                 (415) 869-7100

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                December 31, 2002
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

                         (Continued on following pages)

                                                     Page 6 of 6
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Technologies, Inc.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                               (a)
                               [X]
                               (b)
                               [
                               ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
  NUMBER OF                                          0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                                           1,213,037 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                            0
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER 1,213,037
                                                    (See Item 5)
                           -----------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,213,037 (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.36% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Atlantic, LLC
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)
                 [X]
                 (b)
                 [
                 ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
           [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
  NUMBER OF                                          8,678,577
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                                           20,240,971 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                            8,678,577
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER 20,240,971 (See
                                    Item 5)
                           -----------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         20,240,971  (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         85.71% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
 -------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Atlantic Investors, LLC
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                              (a)
                              [X]
                              (b)
                              [
                              ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
  NUMBER OF                                          8,678,577
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                                           20,240,971 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                            8,678,577
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER 20,240,971 (See
                                    Item 5)
                           -----------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         20,240,971 (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [  ]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         85.71% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
 -------------------------------------------------------------------------------

                         Amendment No. 3 to Schedule 13D

         This statement constitutes Amendment No. 3 to the Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock") of NaviSite, Inc. (the "Issuer") filed jointly by ClearBlue Technologies Equity, Inc., ("CBTE"), ClearBlue Finance, Inc. ("CBF"), and ClearBlue Technologies, Inc. ("ClearBlue") on September 18, 2002. This statement is being filed in order to amend Items 4 and 5.

Item 4.  Purpose of the Transaction.
         --------------------------

         In addition to the prior disclosures of CBTE, CBF and ClearBlue in Item 4 of Schedule 13D, ClearBlue hereby amends its prior disclosure to the effect that it was evaluating the possibility of a business combination involving ClearBlue, its affiliated entities and the Issuer. Pursuant to a transaction between ClearBlue and the Issuer on December 31, 2002, ClearBlue received 8,519,676 shares of Common Stock in exchange for all of the outstanding stock of ClearBlue Technologies Management, Inc. ("CBTM"), ClearBlue's wholly-owned subsidiary.

         On January 8, 2003, the Issuer effected a one for fifteen reverse split of the Common Stock (the "Reverse Split"). This Amendment No. 3 reflects the Reverse Split, and the receipt of the Common Stock in connection with the transfer of the stock of CBTM to the Issuer.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) For purposes of Rule 13d-3 of the Exchange Act, CBTE, CBF, ClearBlue, ClearBlue Atlantic and Atlantic Investors beneficially own 20,240,971 shares of Common Stock, representing approximately 85.71% of the outstanding shares of Common Stock. This percentage is based on the number of shares of Common Stock issued and outstanding as of December 12, 2002 as reported on the Issuer's Form 10-Q for the fiscal quarter ended October 31, 2002.
         Of these shares of Common Stock, 8,110,599 shares of Common Stock are held by ClearBlue Atlantic, 567,979 shares of Common Stock are held by ClearBlue and 11,562,393 shares represent the number of shares of Common Stock that CBF has a right to acquire through conversion of the principal amount of a 12% convertible note, dated as of November 8, 2001, of the Issuer representing approximately $45 million aggregate principal amount plus accrued interest thereon.
         (b) ClearBlue, ClearBlue Atlantic and Atlantic Investors share the power to vote and to dispose of the Common Stock. (c) Except as set forth in Item 4 and above in this Item 5, no transactions in the Common Stock have been effected during the past 60 days by CBTE, CBF, ClearBlue, ClearBlue Atlantic, Atlantic Investors or, to the best of their knowledge, by any of the persons named in Exhibit A.
         (d)  Not Applicable.
         (e)  Not Applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2002

CLEARBLUE TECHNOLOGIES EQUITY, INC.


By:  /s/ Gabriel Ruhan___________
Name: Gabriel Ruhan
Title: Vice President


CLEARBLUE FINANCE, INC.


By:_/s/ Gabriel Ruhan___________
Name: Gabriel Ruhan
Title:  Vice President

CLEARBLUE TECHNOLOGIES, INC.


By:  _/s/ Gabriel Ruhan___________
Name:  Gabriel Ruhan
Title:    Chief Financial Officer

                             CLEARBLUE ATLANTIC LLC

By: Atlantic Investors, LLC, its Managing Member

By Madison Technology LLC, a Managing member

By:  _/s/ Arthur Becker____________
Name: Arthur Becker
Title:    Managing Member

ATLANTIC INVESTORS LLC

By: Madison Technology LLC, a Managing Member

By:  _/s/ Arthur Becker____________
Name:  Arthur Becker
Title:    Managing Member